SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008,
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED
for the transition period from                      to
Commission file number 1-16427
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Fidelity National Information Services, Inc 401(k) Profit Sharing Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Fidelity National Information Services, Inc., 601 Riverside Ave., Jacksonville, FL 32204
REQUIRED INFORMATION
Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Financial Statements and Supplemental Schedule
All other schedules are omitted because they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm
Fidelity National Information Services, Inc.
Group Plans Committee:
We have audited the accompanying statements of net assets available for benefits of Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i — Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP

June 25, 2009
Jacksonville, Florida
Certified Public Accountants

FIDELITY NATIONAL INFORMATION SERVICES, INC
401(k) PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value:
Employer common stocks	$29,261,481	$82,825,736
Common stocks	37,760,294	28,775,901
Common/collective trust funds	224,959,267	198,405,849
Corporate bond funds	38,513,386	27,679,184
Mutual funds	122,772,613	200,390,406
Other cash equivalents	1,050,956	1,849,352

Total investments	454,317,997	539,926,428

Participant loans	13,503,410	15,127,139

Receivables:
Participant contributions	1,347,854	2,105,283
Employer contributions	557,439	766,414
Due from broker for securities sold	568,944	6,120,805
Due from Wells Fargo	105,388	—
Accrued interest	1,230	125,389

Total receivables	2,580,855	9,117,891

Total assets	470,402,262	564,171,458

Liabilities:
Refund of excess contributions payable	—	837
Due to broker for securities purchased	708,515	675,107

Total liabilities	708,515	675,944

Net assets available for benefits before adjustments	469,693,747	563,495,514

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	9,716,201	300,483

Net assets available for benefits	$479,409,948	$563,795,997

See accompanying notes to financial statements.

FIDELITY NATIONAL INFORMATION SERVICES, INC
401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2008 and 2007

	2008	2007
Investment income (loss):
Investment income:
Net (depreciation) appreciation in fair value of investments	$(115,478,872)	$5,457,962
Interest and dividends	6,245,467	7,132,665

Total investment income (loss)	(109,233,405)	12,590,627

Income on loans to participants	1,190,776	1,095,212

Contributions:
Participant	52,126,085	57,374,762
Employer	18,499,663	22,190,214
Rollovers from qualified plans	4,628,470	8,886,610

Total contributions	75,254,218	88,451,586

Transfer in of net assets:
From eFunds 401(k) Profit Sharing Plan	154,853,797	—
From Certegy Inc. 401(k) Profit Sharing Plan	—	93,166,936
From other plan mergers	1,426,080	171,495

Total transfer in of net assets	156,279,877	93,338,431

Deductions from net assets attributable to:
Benefits paid to participants	(69,537,782)	(71,428,724)
Administrative expenses	(238,518)	(202,593)
Transfers to Lender Processing Services, Inc. 401(k) Profit Sharing Plan	(138,101,215)	—

Total deductions	(207,877,515)	(71,631,317)

Net (decrease) increase	(84,386,049)	123,844,539

Net assets available for benefits:
Beginning of year	563,795,997	439,951,458

End of year	$479,409,948	$563,795,997

See accompanying notes to financial statements.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(1)	Description of the Plan

The following description of Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan (the “FIS Plan”) provides only general information. The FIS Plan and its related Trust are intended to qualify as a profit-sharing plan and trust under section 401(a) and 501(a) of the Internal Revenue Code (the “Code”), with a cash or deferred arrangement within the meaning of section 401(k) of the Code. In addition, the FIS Plan is intended to qualify as a stock bonus plan that satisfies the requirements of an employee stock ownership plan (“ESOP”) within the meaning of section 4975(e)(7) of the Code. That portion of the FIS Plan is designed to invest primarily in shares of Fidelity National Information Services, Inc. (“FIS” or the “Company” or the “Employer” or the “Plan Sponsor”).

The purpose of the FIS Plan is to provide retirement benefits to participants and their beneficiaries in a manner consistent and in compliance with the Code and the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company shall maintain and administer the FIS Plan for the exclusive benefit of participants and their beneficiaries. Participants should refer to the FIS Plan document for more complete information of the FIS Plan’s provisions.
(a)	General

The FIS Plan is a defined contribution retirement plan covering all employees of the Company, who have attained age 18 and have completed 90 days of service. Temporary, part-time or seasonal employees are eligible to participate in the FIS Plan if 18 years of age or older and upon completion of 1,000 hours of service during the plan year. Union, non-resident aliens and leased employees are not eligible to participate in the FIS Plan. Employees are automatically enrolled in the FIS Plan if they do not decline enrollment within 30 days of becoming eligible.

On October 24, 2006, Fidelity National Financial, Inc. (“Old FNF”), distributed to its shareholders all of its shares of the common stock of Fidelity National Title Group, Inc. (FNT), making FNT a stand alone publicly traded company. This resulted in a distribution of FNT common stock to the FIS Plan participants who held shares of Old FNF and a reduction in the value of Old FNF shares equal to the value of the distribution of FNT common stock. On November 9, 2006, Old FNF was merged with and into FIS, which was then a majority-owned subsidiary of Old FNF, after which FNT’s name was changed to Fidelity National Financial, Inc. (“New FNF”). This resulted in a distribution of FIS common stock to the FIS Plan participants who held shares of Old FNF, the elimination of shares of Old FNF common stock held by FIS Plan participants, and the renaming of investments in common stock held by the FIS Plan participants. The FIS Plan is now sponsored by the Company for the benefit of its employees as noted above.

Lender Processing Services, Inc. (“LPS”) was spun-off as a separate public company on July 2, 2008. As a result, all of the shares of the common stock of LPS were distributed to FIS shareholders through a stock dividend (the “spin-off”). Upon the distribution, FIS shareholders received one-half share of LPS common stock for every share of FIS common stock held as of the close of business on June 24, 2008.
(Continued)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(b)	Plan Mergers

On March 1, 2007, the Certegy, Inc. 401(k) Profit Sharing Plan (the “Certegy Plan”) merged into the FIS Plan. This resulted in a transfer of $93.2 million in plan assets from the Certegy Plan to the FIS Plan.

On January 1, 2008, the eFunds 401(k) Profit Sharing Plan (“the eFunds Plan”) merged into the FIS Plan. This resulted in a transfer of approximately $154.9 million in plan assets from the eFunds Plan to the FIS Plan.

LPS was spun-off as a separate public company on July 2, 2008. This resulted in a transfer of approximately $138.1 million in plan assets from the FIS Plan to the LPS Plan.

(c)	Contributions

During 2008 and 2007, participants could contribute up to 40% of pretax annual compensation through payroll deductions, as defined in the FIS Plan. Participants who have attained age 50 before the end of the FIS Plan year are eligible to make catch up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, as well as direct rollovers from individual retirement accounts or annuities. During 2008 and 2007, the Company made matching contributions equal to 50% of participant deferrals up to 6% of eligible compensation. Discretionary employer contributions may be made at the option of the Company’s board of directors.

The required Company match for 2008 and 2007 of $18.5 million and $22.2 million, respectively, was funded throughout the year. No discretionary employer contributions were made during the years ended December 31, 2008 and 2007. All employer contributions are considered ESOP allocations and through December 31, 2008 were made in cash and then invested in employer stock. A participant may, at their discretion, diversify their ESOP allocation in their account at any time. Effective April 1, 2009, all employer contribution will be invested according to the participants’ investment elections. Contributions are subject to certain limitations.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s contribution, and an allocation of FIS Plan earnings and charged with an allocation of FIS Plan losses and expenses, if any.

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
(Continued)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(e)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is based on years of service as follows:

Vested
percentage
Number of years of service:
Less than 1 year	0%
1 year	34%
2 years	67%
3 years or more	100%
(f)	Forfeitures

Upon termination of employment, the non-vested portion of a participant’s interest in their account attributable to employer contributions will be forfeited. These forfeitures can be used to restore the accounts of former FIS Plan participants, pay administrative expenses of the FIS Plan, if not paid by the Company, or reduce future Company matching contributions. During 2008 and 2007, $1.1 and $0.3 million, respectively, of forfeitures were used to offset employer contributions in accordance with the FIS Plan document. As of December 31, 2008 and 2007, there were $1.3 million and $0.6 million, respectively, of unused forfeitures.

(g)	Loans to Participants

Participants may borrow from their fund accounts a minimum of $1,000, and are permitted to have two loans outstanding at a time. Loans may generally be taken up to 50% of a participant’s vested account balance, but cannot exceed $50,000. Loans are generally repaid through payroll deductions with a 5-year maximum limit, except for loans for home purchases which may have terms up to 10 years. Interest rates are set at the date of the loan at the prime rate as determined by the Plan’s Trustee or its affiliate plus 1%. Loan related fees for set-up and maintenance are paid by the participant. Interest rates range from 4.25% to 10.5% and 5.00% to 10.50% on loans outstanding as of December 31, 2008 and 2007, respectively. Participant loans are valued at amortized cost.

(h)	Payment of Benefits

Withdrawals from participant accounts may be made only for the following reasons: Retirement at the FIS Plan’s normal retirement age (65), when a participant reaches age 59 1/2, disability, death, or termination of employment. On termination of employment, a participant may receive the value of the participant’s vested interest in his or her account as a lump-sum distribution. If a participant’s account balance is less than $1,000 upon retirement or termination, a distribution of the participant’s account will be made automatically. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.
(Continued)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(i)	Administration

During 2008 and 2007, the trustee of the FIS Plan was Wells Fargo Bank, NA (“Wells Fargo”). Wells Fargo also performs participant recordkeeping and other administrative duties for the FIS Plan. The Fidelity National Information Services, Inc. Group Plans Committee (“the Committee”) oversees the FIS Plan’s operations.

(j)	Administrative Expenses

Under the terms of the FIS Plan document, administrative expenses of the FIS Plan are paid by the FIS Plan.

(k)	Investment Options

Participants may direct their elective deferrals in and among various investment options. Participants may change their investment elections and transfer funds between investment options on a daily basis. At December 31, 2008, the investment options consist of one Employer common stock fund, four common/collective trust funds, three corporate bond funds, and seven mutual funds. Investments in the Company’s common stock fund include an investment in a money market fund for liquidity purposes.

The balances for participants who previously invested in shares of New FNF common stock under the FNF Plan were transferred into a frozen New FNF Stock Fund. The fund appreciates and depreciates with the value of the New FNF common stock, but participants can no longer make contributions into the New FNF Stock Fund. The balances for participants who previously invested in shares of Equifax Inc. (“Equifax”) common stock under the Equifax 401(k) Plan were transferred into a frozen Equifax Stock Fund. The fund appreciates and depreciates with the value of the Equifax common stock, but participants can no longer make contributions into the Equifax Stock Fund. The balances of participants who received shares of LPS common stock during the spin-off were transferred into a frozen LPS Stock Fund. The fund appreciates and depreciates with the value of the LPS common stock, but participants can not make contributions into the LPS Stock Fund. Participants may elect to transfer balances from the New FNF, Equifax, and LPS Stock Funds to other funds within the FIS Plan. The New FNF, Equifax and LPS Stock Funds are reflected as common stock in the accompanying Statements of Net Assets Available for Benefits. Shares held in these stock funds as of the close of business on December 31, 2009 will be transferred to the Plan’s default fund, which is currently the Wells Fargo Stable Return Fund.

Dividends paid by the Company with respect to shares of FIS stock held by the ESOP shall be (1) paid in cash directly to participants in the ESOP, (2) paid in cash directly to the ESOP and distributed in cash to the participants in the ESOP, or (3) paid to the FIS Plan and reinvested in FIS stock. Cash dividends received on shares of FIS stock will be allocated to each participant’s ESOP Allocations Account (“ESOP Account”) based on the number of shares of FIS stock held in each such ESOP Account, unless the participant elects to receive such dividends in cash.
(Continued)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(l)	Voting Rights

Each participant shall be entitled to direct the trustee to vote and to direct the trustee with respect to the tender of any company stock allocated to the participant’s accounts in accordance with the terms of the Trust. The Committee shall direct the trustee as to the voting of the shares that have been allocated to participant’s accounts but no direction has been received.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The financial statements of the FIS Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the FIS Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(b)	Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires the FIS Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risk and Uncertainties

The FIS Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(d)	Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 3 for discussion of fair value measurements.

The Wells Fargo Stable Return Fund is a common/collective trust fund that invests in guaranteed investment contracts and synthetic investment contracts and is valued using the audited financial statements of the collective trust at year-end.
(Continued)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the FIS Plan’s gains and losses on investments bought and sold as well as held during the year.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Reclassifications

Certain amounts in prior year have been reclassified to conform to the current year’s presentation.
(3)	Fair Value Measurements
(a)	Fair Value of Financial Instruments

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments are measured at fair value in the accompanying statement of net assets available for benefits. Participant and employer contributions receivable, receivables due from Wells Fargo, and amounts due to and from brokers approximate fair value based on their short-term nature.

(b)	Fair Value Hierarchy

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements by establishing a fair value hierarchy based on the quality of inputs used to measure fair value. The FIS Plan adopted SFAS 157 as of January 1, 2008.

The fair value hierarchy established by SFAS 157 includes three levels which are based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment. The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1. Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the FIS Plan has the ability to access.

Level 2. Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;
(Continued)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value.

Common stocks and other cash equivalents: Valued at the closing price reported on the active market on which the security is traded.

Mutual funds and corporate bond funds: Valued at the net asset value (“NAV”), primarily based on the fair value of the underlying investments at quoted market prices, of shares held by the FIS Plan at year end.

Common collective trust funds: Valued at NAV, primarily based on the fair value of the underlying investments at quoted market prices, as determined by the Trustee of the fund of shares held by the FIS Plan at year end.
(Continued)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008.

	Assets at Fair Value as of December 31, 2008
			Valuation Techniques
	Valuation	Valuation	Incorporating
	Determined by	Techniques Based	Information Other
	Quoted Prices in	on Observable	Than Observable
	Active Markets	Market Data	Market Data
	(Level 1)	(Level 2)	(Level 3)	Total
Investments:
Employer common stocks	$29,261,481	$—	$—	$29,261,481
Common stocks	37,760,294	—	—	37,760,294
Common / collective trust funds	—	224,959,267	—	224,959,267
Corporate bond funds	38,513,386	—	—	38,513,386
Mutual funds	122,772,613	—	—	122,772,613
Other cash equivalents	1,050,956	—	—	1,050,956

Total investments at fair value	$229,358,730	$224,959,267	$—	$454,317,997

(4)	Investments

Investments that represent 5% or more of the FIS Plan’s net assets, at fair value, as of December 31, 2008 and 2007 are as follows:

	2008		2007
Wells Fargo Stable Return Fund N	$173,223,171		$99,860,430
Fidelity National Information Services, Inc. common stock	29,261,481		82,825,736
Wells Fargo S&P 500 Index Fund N	27,228,469		54,574,468
Oakmark Equity and Income Fund Class One	39,899,618		44,914,991
Artio International Equity Fund	25,209,346		47,543,620
American Growth Fund of America Class R4	19,533,806	(a)	32,628,092
Van Kampen Comstock Fund Class A	14,633,813	(a)	30,747,379
Wells Fargo S&P Midcap Index Fund G	16,967,436	(a)	29,765,626
All other investments less than 5%	108,360,857		117,066,086

	$454,317,997		$539,926,428

(a)	Amount does not represent 5% or more of the FIS Plan’s net assets at December 31, 2008 but did at December 31, 2007. Presentation is for comparative purposes.
(Continued)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
As stated in notes 2(a) and 2(e), the Wells Fargo Stable Return Fund N (the “Fund”), which is deemed to be fully benefit-responsive, is stated at fair value in the Statement of Net Assets Available for Benefits, with a corresponding adjustment to reflect contract value. The fair value of the Fund as of December 31, 2008 and 2007 was $173.2 million and $99.9 million, respectively. The contract value of the Fund as of December 31, 2008 and 2007, which is a component of net assets available for benefits, totaled $182.9 million and $100.2 million, respectively. During 2008 and 2007, the average yield of the Fund was approximately 5.29% and 5.24%, respectively. This represents the annualized earnings of all investments in the Fund, divided by the fair value of all investments in the Fund. During 2008 and 2007, the crediting interest rate of the Fund was approximately 4.10% and 5.09%, respectively. This represents the annualized earnings credited to participants in the Fund, divided by the fair value of all investments in the Fund. The credit rating assigned to Wells Fargo by Standard & Poor at December 31, 2008 is AAA.

During 2008 and 2007, the FIS Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by investment type, as follows:

	2008	2007
Employer common stocks	$(17,647,568)	$(204,385)
Common stocks	(318,483)	(17,547,001)
Corporate bond funds	(3,485,299)	(295,776)
Mutual funds	(69,182,485)	13,309,621
Common/collective trust funds	(24,845,037)	10,195,503

Net (depreciation) appreciation in fair value of investments	$(115,478,872)	$5,457,962

(5)	Related-Party Transactions

Certain FIS Plan investments are shares of common/collective trust funds and mutual funds managed by Wells Fargo. Wells Fargo is the trustee as defined by the FIS Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the FIS Plan for the investment management services were $0.1 million for the years ended December 31, 2008 and 2007. Additionally, transactions involving shares of common stock of the Company, FNF, Old FNF and LPS are parties-in-interest transactions. Dividends on these common stock shares totaled $1.8 million and $2.6 million for the years ended December 31, 2008 and 2007, respectively.

(6)	Income Tax Status

The FIS Plan is a defined contribution plan that is intended to be qualified under Section 401(a) of the Code. Once qualified, the FIS Plan is required to operate in conformity with the Code to maintain its qualification as tax exempt. The FIS Plan submitted an initial application for a determination letter with the Internal Revenue Service on March 15, 2007.

During 2009, the Plan Sponsor identified an operational compliance issue with the FIS Plan in which eligibility was calculated incorrectly for temporary employees. The Plan Sponsor is in the process of correcting in accordance with the Internal Revenue Service Employee Plans Compliance Resolution
(Continued)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
System (EPCRS) program. The plan administrator and the Plan Sponsor believe that an additional employer contribution totaling $64,720 will be required to resolve this operational compliance issue, which has been included in Employer contributions receivable in the accompanying statements of net assets available for benefits at December 31, 2008. The Plan Sponsor has established additional procedures to ensure that the FIS Plan’s operations are in compliance with the provisions of the Code. The plan administrator and tax counsel believe that the FIS Plan is currently operating in compliance with the FIS Plan document and the Code.

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the FIS Plan to discontinue its contributions at any time and to terminate the FIS Plan subject to the provisions of ERISA. In the event of the FIS Plan’s termination, participants will become 100% vested in their employer contributions.

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the expected 2008 Form 5500 and the 2007 Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$479,409,948	563,795,997
Less current year adjustment to contract value for fully benefit-responsive investment contracts	(9,716,201)	(300,483)

Net assets available for benefits per the Form 5500	$469,693,747	563,495,514

The following is a reconciliation of investment income (loss) per the financial statements to the expected 2008 Form 5500 and the 2007 Form 5500:

	2008	2007
Total investment income (loss) per the financial statements	$(109,233,405)	12,590,627
Plus prior year adjustment to contract value for fully benefit-responsive investment contracts	300,483	1,011,964
Less current year adjustment to contract value for fully benefit-responsive investment contracts	(9,716,201)	(300,483)

Total investment income (loss) per the Form 5500	$(118,649,123)	13,302,108

(9)	New Accounting Pronouncements

In February 2008, the FASB issued FASB Staff Position (“FSP”) 157-2, Effective Date of FASB Statement No. 157, which delayed the effective date of SFAS 157 with respect to nonfinancial assets and nonfinancial liabilities that are not remeasured at fair value on a recurring basis until fiscal years beginning after November 15, 2008. Accordingly, the FIS Plan has adopted the provisions of FSP 157-2 as of January 1, 2009.

The adoption of this FSP will not have a material impact on the FIS Plan’s financial statements as of January 1, 2009.

SUPPLEMENTAL SCHEDULE

FIDELITY NATIONAL INFORMATION SERVICES, INC
401(k) PROFIT SHARING PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2008

	Identity of issue, borrower,	Description of investment, including maturity date, rate of
	lessor, or similar party	interest, number of shares, collateral, par or maturity value	Value
	Employer common stocks:
(1)	Fidelity National Information Services, Inc.	Common stock, 1,798,493 shares	$29,261,481

	Common stocks:
(1)	Lender Processing Services, Inc.	Common stock, 642,053 shares	18,908,461
(1)	Fidelity National Financial, Inc.	Common stock, 910,309 shares	16,157,985
	Equifax, Inc.	Common stock, 101,578 shares	2,693,848

	Common/collective trust funds:
(1)	Wells Fargo	Wells Fargo Stable Return Fund N, 4,229,682 shares	173,223,171
(1)	Wells Fargo	Wells Fargo S&P 500 Index Fund N, 667,201 shares	27,228,469
(1)	Wells Fargo	Wells Fargo S&P Midcap Index Fund G, 1,490,987 shares	16,967,436
(1)	Wells Fargo	Wells Fargo International Equity Index Fund G, 786,256 shares	7,540,191

	Corporate bond funds:
	The Dreyfus Corporation	Dreyfus Intermediate Term Income Fund, 1,870,009 shares	20,869,298
	Vangaurd Investments	Vangaurd Intermediate Term Bond Index Fund 1,215,498 shares	12,812,710
	PIMCO	PIMCO Real Return Bond Fund Class I 511,257 shares	4,831,378

	Mutual funds:
	The Dreyfus Corporation	Dreyfus Small Cap Stock Index Fund, 551,435 shares	7,383,716
	The Oakmark Funds	Oakmark Equity and Income Fund Class One, 1,850,632 shares	39,899,618
	Van Kampen Investments	Van Kampen Comstock Fund Class A, 1,348,739 shares	14,633,813
	American Funds	American Growth Fund of America Class R4, 961,309 shares	19,533,806
	RS Investments	Robertson Stephens Value Fund Class A, 473,643 shares	7,099,908
	The Hartford	Hartford Small Company HLS Fund Class 1B, 837,584 shares	9,012,406
	The Julius Baer Group	Artio International Equity Fund 1,026,021 shares	25,209,346

	Other cash equivalents:
(1)	Wells Fargo	Wells Fargo Short-term Investment Fund G, 785,127 shares	785,127
(1)	Wells Fargo	Wells Fargo Advantage Cash Money Market 265,829 shares	265,829

	Participant loans	Varying maturities and interest rates from 4.25% to 10.5% for 2008. A total of 4,291 loans are outstanding with maturities from January 2009 through April 2020.	13,503,410

			$467,821,407

(1)	Represents a party-in-interest.
See accompanying report of independent registered public accounting firm.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan
Date: June 25, 2009	/s/ MICHAEL P. OATES
MICHAEL P. OATES
TRUSTEE

EXHIBIT INDEX

Exhibit No.		Page No.
23	Consent of Independent Registered Public Accounting Firm	18